PROPOSED REVERSE STOCK SPLIT

     If proposal 3 is approved, the following may be included in an amendment to the Certificate of Incorporation of the Company in Article XIII thereof.

     Each issued and outstanding share of Common Stock of the par value of $0.00001 per share of the Company (the "Old Common Stock"), as of the date of filing of this amendment to the certificate of incorporation (the "Effective Date"), shall automatically and without any action on the part or the holder thereof, be reclassified as and changed into 0.20 fully paid and nonassessable shares of Common Stock of the par value of $0.00001 per share (the "New Common Stock"), subject to the treatment of fractional interests as described below. Each holder of a certificate or certificates which immediately prior to the Effective Date represented outstanding shares of Old Common Stock (the "Old Certificates", whether one or more) shall be entitled to receive upon surrender of such Old Certificates to the Company's Transfer Agent for cancellation, a certificate or certificates (the "New Certificates", whether one or more) representing the number of whole shares of the New Common Stock into which for which the shares of the Old Common Stock formerly represented by such Old Certificates surrendered, are reclassified under the terms hereof. From and after the Effective Date, Old Certificates shall represent only the right to receive New Certificates (and, where applicable, cash in lieu of fractional shares, as provided below) pursuant to the provisions hereof. No certificates or scrip representing fractional share interests in New Common Stock will be issued, and no such fractional shares interest will entitle the holder thereof to vote, or to any rights of a stockholder of the Company. A holder of Old Certificates shall receive, in lieu of any fraction of a share of New Common Stock to which the holder would otherwise be entitled, a cash payment therefore on the basis of the closing price of the Old Company Stock on the American Stock Exchange on the Effective Date (or in the event the Company's Common Stock is not so traded on the Effective Date, the closing price on the next preceding day on which such stock was traded on the American Stock Exchange). If more than one Old Certificate shall be surrendered at one time for the account of the same Stockholder, the number of full shares of New Common Stock for which New Certificates shall be issued shall be computed on the basis of the aggregate number of shares represented by the Old Certificates so surrendered. In the event that the Company's Transfer Agent determines that a holder of Old Certificates has not tendered all his certificates for exchange, the Transfer Agent shall carry forward any fractional share until all certificates of that holder have been presented for exchange such that payment for fractional shares to any one person shall not exceed the value of one share. If any New Certificate is to be issued in a name other than that in which the Old Certificates surrendered for exchange are issued, the Old Certificates so surrendered shall be properly endorsed and otherwise in proper form for transfer. From and after the Effective Date, the amount of capital represented by the shares of the New Common Stock into which and for which the shares of the Old Common Stock are reclassified under the terms hereof shall be the same as amount of capital represented by the shares of Old Common Stock so reclassified, until thereafter reduced or increased in accordance with applicable law.